Exhibit 99.12

Consent of Director Nominee

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4 (Registration No.: 333-195503), and any amendments and supplements thereto (the “Registration Statement”), of Pyramid Delaware Merger Subsidiary, Inc., a Delaware corporation (the “Registrant”), relating to the agreement and plan of merger and reorganization dated February 6, 2014 (the “merger agreement”), by and among the Registrant, Pyramid Oil Company, Yuma Energy, Inc., and Pyramid Merger Subsidiary, Inc., the undersigned hereby consents to being named in the proxy statement/prospectus which forms a part of the Registration Statement as a person who is expected to become a director of the Registrant upon consummation of the merger contemplated in such merger agreement.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 13th day of June, 2014.

/s/ Richard W. Volk
Richard W. Volk